SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURUSANT TO 13d-2(b)
(AMENDMENT NO. 5)[1]

INTERCEPT, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

45845L107
(CUSIP Number)

September 8, 2004
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

        1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45845L107	13G/A	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON John W. Collins I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 2,110,604

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 2,110,604

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,110,604

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%

12.	TYPE OF REPORTING PERSON* IN

Item 1(a).   Name of Issuer:

                     InterCept, Inc.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

                     3150 Holcomb Bridge Road, Suite 200
                     Norcross, GA 30071

Item 2(a).   Name of Person Filing:

                     John W. Collins

Item 2(b).   Address of Principal Business Office or, if None, Residence:

                     3150 Holcomb Bridge Road, Suite 200
                     Norcross, GA 30071

Item 2(c).   Citizenship:

                     United States of America

Item 2(d).   Title of Class of Securities:

                     Common Stock

Item 2(e).   CUSIP Number:

                     45845L107

Item 3.        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check
                    Whether the Person Filing is a:

                     Not applicable.

Item 4.        Ownership.

                     (a)       Amount Beneficially Owned:

                                 2,110,604 (1)

                     (b)       Percent of Class:

                                  9.6%

                         (c)        Number of Shares as to which such person has:

                                       (i)        sole power to vote or to direct the vote

                                                   0

                                       (ii)       shared power to vote or to direct the vote

                                                   2,110,604 (2)

                                       (iii)      sole power to dispose or to direct the disposition of

                                                    0

                                       (iv)      shared power to dispose or to direct the disposition of

                                                    2,110,604 (2)

(1)     Includes options to purchase 1,151,036 shares of common stock that are currently exercisable or that will become exercisable within 60 days of September 20, 2004.

(2)     Mr. Collins entered into a shareholder’s agreement (the “Shareholder’s Agreement”) with Fidelity National Financial, Inc., a Delaware corporation (“FNF”), on September 8, 2004, in connection with an agreement and plan of merger dated as of September 8, 2004 (the “Merger Agreement”), among FNF, Fidelity National Information Services, Inc., a Delaware corporation and wholly owned subsidiary of FNF (“FIS”), Fuscia Merger Sub, Inc., a Georgia corporation and wholly owned subsidiary of FIS, and InterCept, Inc., a Georgia corporation (“InterCept”).
Pursuant to the Shareholder’s Agreement, Mr. Collins granted: (a) an irrevocable proxy to FNF to vote his shares of InterCept common stock in favor of adoption of the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement; and (b) an irrevocable option to purchase his holdings of InterCept common stock for $18.90 per share under circumstances in which the Merger Agreement is terminated and a termination fee would or may become payable to FNF. The Shareholder’s Agreement generally prohibits Mr. Collins from selling, transferring, assigning, pledging or otherwise disposing of his shares of InterCept common stock.

        References to, and the descriptions of, the Shareholder’s Agreement are qualified in their entirety by reference to the complete text of such agreement, which is filed as Exhibit 6 to Fidelity National Financial, Inc.‘s Schedule 13D filed September 17, 2004.

Item 5.       Ownership of Five Percent or Less of a Class.

                     Not applicable.

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

                     Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
                     By the Parent Holding Company.

                     Not applicable.

Item 8.        Identification and Classification of Members of the Group.

                     Not applicable.

Item 9.        Notice of Dissolution of Group.

                     Not applicable.

Item 10.      Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not being held in connection with or as a participant in any transaction having that purpose or effect.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2004 (Date)

/s/ John W. Collins John W. Collins, Chairman and Chief Executive Officer InterCept, Inc.